EXHIBIT 12.1

ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

(Unaudited)

	Three Months
	Ended March 31,		Twelve Months Ended December 31,

	2003(1)	2002(1)	2002(1)	2001(1)	2000(1)	1999(1)	1998(1)

Earnings from operations	$51,294	$60,352	$269,124	$159,897	$151,631	$160,678	$117,493
Add:
Interest expense	49,136	41,434	179,959	120,477	127,286	105,855	70,698

Earnings as adjusted	$100,430	$101,786	$449,083	$280,374	$278,917	$266,533	$188,191

Fixed charges:
Interest expense	$49,136	$41,434	$179,959	$120,477	$127,286	$105,855	$70,698
Capitalized interest	4,525	5,639	21,652	20,294	24,317	31,912	29,942

Total fixed charges	$53,661	$47,073	$201,611	$140,771	$151,603	$137,767	$100,640

Ratio of earnings to fixed charges	1.9	2.2	2.2	2.0	1.8	1.9	1.9

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.